Exhibit 8.1

[KPMG LETTERHEAD]

AirGate PCS, Inc.
233 Peachtree St., Suite 1700
Atlanta, Georgia 30303

Ladies and Gentlemen:

You have requested the opinion of KPMG, LLP (“KPMG”) regarding certain federal income tax consequences resulting from a transaction involving AirGate PCS, Inc. (“AirGate” or the “Company”). The transaction (the “Recapitalization Plan”) consists of:

•	an offer to exchange (the “Exchange”) all outstanding 13.5% senior subordinated discount notes due 2009 (the “Old Notes”) for newly issued shares of common stock and newly issued 9 3/8% senior subordinated secured notes due 2009 (the “New Notes”);

•	a consent solicitation to remove substantially all of the restrictive covenants in the indenture governing the Old Notes and obtain waivers of any defaults incurred in connection with the restructuring; and

•	a reverse stock split of shares of the Company’s common stock.

You have submitted for our consideration the following:

•	SEC Form S-1 Registration as filed on November 29, 1999

•	SEC Form S-4 Registration dated December 30, 2003 (the “Registration Statement”)

The above documents are collectively referred to as the “Documents.”

We assume that all steps will be effectuated under state law and will be consistent with the legal documentation and with the description of the steps described in the Documents. We also assume that all information, representations and warranties set forth in the Documents are complete and accurate.

THE RECAPITALIZATION PLAN

Facts, Representations and Assumptions

AirGate issued the Old Notes to the public on September 30, 1999. According to the form of note included in the Form S-1 Registration Statement and the Term Sheet included in the Registration Statement, the Old Notes contained the following terms:

•	AirGate agreed to pay stated interest semi-annually in arrears, commencing in April 2005. Interest was to begin accruing on October 1, 2004.

•	AirGate cannot redeem the Old Notes prior to October 1, 2004. Thereafter, AirGate can call the Old Notes at stated percentages set forth in the Old Notes. Notwithstanding the foregoing, during the first 36 months after the issue date, AirGate could have redeemed up to 35% of the accreted value (as defined in the applicable indenture agreement) of the Old Notes, in whole or in part, with the net cash proceeds of one or more equity offerings.

•	The holders of the Old Notes (the “Old Noteholders”) had rights to require AirGate to repurchase the Old Notes under certain circumstances, including a change in control of AirGate or when AirGate held cash in excess of certain limits.

In exchange for the Old Notes, as part of the Recapitalization Plan, the holders will receive solely common stock and New Notes. The relevant terms of the New Notes set forth in the Term Sheet attached to the Registration Statement are as follows:

•	Interest will be payable semi-annually, commencing in October 1, 2004.

•	The notes are subordinated to other indebtedness. They are secured (second priority) by liens on all assets of the Company. The first priority lenders will have the sole ability to control the exercise of remedies with respect to the collateral.

•	The New Notes have a maturity date of September 1, 2009.

In addition to the foregoing statement of facts, AirGate has made the following representations to KPMG in connection with the Recapitalization Plan. KPMG has not independently verified the completeness and accuracy of any of the following representations in rendering the opinion contained herein.

(a)	AirGate is undertaking the Recapitalization Plan for bona fide corporate business reasons and will affect the Recapitalization Plan in accordance with applicable state and federal laws.

(b)	The fair market value of the common stock and New Notes to be received by each exchanging Old Noteholder will be approximately equal to the fair market value of Old Notes surrendered in exchange therefore.

(c)	After the consummation of the Recapitalization Plan, AirGate will continue its historic business.

(d)	The Recapitalization Plan is a single, isolated transaction and is not part of a plan to periodically increase the proportionate interest of any shareholder in the assets or earnings and profits of AirGate.

(e)	AirGate will pay its expenses incurred in connection with the Recapitalization Plan and each Old Noteholder will pay its own expenses incurred in connection with the Recapitalization Plan.

(f)	As of the effective date of the Recapitalization Plan, AirGate’s ability to satisfy the New Notes will be dependent upon its future economic performance. AirGate’s ability to make payments on the New Notes will depend on its ability to generate cash in the future, and AirGate cannot give assurances that its business will generate sufficient cash flow from operations to enable it to pay the New Notes.

(g)	The proceeds from the sale of the collateral securing the New Notes may not be sufficient to satisfy AirGate’s obligations on the New Notes because proceeds from a sale of the collateral would be distributed to satisfy 1) indebtedness and all other obligations under its credit facility, and 2) any other indebtedness secured by a first-priority lien on the collateral, before any such proceeds could be distributed in respect of the New Notes.

In addition to the foregoing representations, we have made the following assumptions in connection with the Recapitalization Plan:

(a)	Both the Old Notes and the New Notes constitute “indebtedness” and the common stock constitutes “stock” under the principles of Internal Revenue Code § 385(b).

(b)	At the time of the Exchange, the principal amount of the Old Notes will exceed the principal amount of the New Notes.

(c)	At the time of the exchange, the issue price of the New Notes will not exceed the adjusted issue price of the Old Notes.

(d)	AirGate will be considered legally to be the same corporation before and after the consummation of the Recapitalization Plan.

Discussion

Notes as Securities – In General

Neither the Internal Revenue Code (the “Code”) nor the regulations define the term “securities” for Code § 354 purposes. However, the determination of an obligation’s qualification as a security has a long history with the courts.1 Indeed, the Supreme Court has itself considered the issue twice in the 1930’s. In Pinellas Ice & Cold Storage Co. v. Commissioner,2 the target corporation transferred its assets to an acquiring corporation in exchange for cash and secured notes, all of which were payable within 105 days of the acquisition. In concluding that the notes were not securities within the meaning of the predecessor of Code § 361(a), the Court noted that, to fall within the reorganization provisions, the seller must acquire “an interest in the affairs of the purchasing company more definite than that incident to ownership of its short-term purchase-money notes.“3 The Court found that the petitioner sold its assets “for the equivalent of cash.“4 In Helvering v. Watts,5 the Court concluded, without much analysis, that seven-year bonds received by the taxpayers in a purported reorganization constituted securities for purposes of the reorganization provisions. The Court simply stated that the bonds “cannot be regarded as cash, as were the short-term notes referred to in Pinellas Ice Co.“6

Subsequent court decisions have often given significant weight to an instrument’s maturity date in analyzing its characterization.7 Indeed, some commentators have indicated that, as a

1 Before 1989, transferors of property in a Code § 351 transaction were permitted to receive “securities,” as well as stock, of the transferee corporation on a tax-free basis. Although Code § 351 was amended in 1989 to permit tax-free treatment only upon the receipt of stock, cases arising under pre-1989 law which address the meaning of the term “securities” for Code § 351 purposes are relevant authority for the meaning of the term in the reorganization context. Lloyd-Smith v. Commissioner, 116 F.2d 642 (2nd Cir. 1941) (no justification for different meaning of the word securities for Code § 351 purposes than the meaning for reorganization purposes).

2 287 U.S. 462 (1933).

3 Id. at 470.

4 Id. at 469.

5 296 U.S. 387 (1935).

6 Id. at 389.

7 Pacific Public Service Co. v. Commissioner, 154 F.2d 713 (9th Cir. 1946) (unsecured demand notes received for stock were not securities for reorganization purposes); Neville Coke & Chemical Co. v. Commissioner, 148 F.2d 599, 602 (3rd Cir. 1945) (notes payable between 3 and 5 years not securities for reorganization purposes; court noted that “the time rule of thumb, obligations with terms of five years or less have difficulty qualifying as securities, while those with a term of ten years or more generally do qualify.8 Nevertheless, several courts have noted that the test of whether an obligation qualifies as a security is not a mechanical determination of the maturity date.9

As previously noted, the Supreme Court in Pinellas Ice & Cold Storage Co. looked to whether the obligation gave the creditor “an interest in the affairs” of the debtor corporation or was more properly viewed as “the equivalent of cash.” While these phrases can be found in subsequent court decisions, other courts have formulated this concept somewhat differently by seeking to determine whether payment of the obligation was dependent on the success of the debtor’s business, or phrased differently, whether the obligation exposed the creditor to a significant risk of loss. One frequently cited case that employed such a formulation is Camp Wolters Enterprises, Inc. v. Commissioner.10

Camp Wolters involved the issue of whether unsecured notes payable in five equal annual installments, the first of which was due in five years, constituted securities for purposes of pre-1989 Code § 351. As part of its analysis, the court focused on an outstanding debt to a third party that prevented payment on the installment notes until such third party debt was satisfied. Specifically, the court noted that, in the event that the transferee corporation had element is not the determining factor”); Commissioner v. Sisto Financial Corp., 139 F.2d 253 (2nd Cir. 1943) (taxpayer holding demand and short term notes of target as well as target stock received acquiring corporation stock in exchange for such instruments; debt obligations were not securities); Lloyd-Smith v. Commissioner, 116 F.2d 642, 644 (2nd Cir. 1941) (unsecured notes with two year term received by the taxpayer in exchange for property were not securities for pre-1989 section 351 purposes; notes “differed little from cash or credit received in the course of a sale”); L. & E. Stirn, Inc. v. Commissioner, 107 F.2d 390, 392 (2nd Cir. 1939) (bonds with an average maturity of 2 1/2 years and that were paid off within 10 months were not securities such that their receipt did not qualify for tax-free reorganization treatment; test is “whether bonds or notes which are exchanged represent an investment in the business of the transferee or are a practical substitute for a cash sale”); Cortland Specialty Co. v. Commissioner, 60 F.2d 937, 940 (2nd Cir. 1932) (unsecured notes payable within 14 months and that were readily marketable and received by taxpayer in exchange for property were not securities for purposes of the reorganization provisions; different result may have been appropriate if “obligations . . . [gave] creditors . . . some assured participation in the properties of the transferee corporation”). Indeed, in the typical case of a short term instrument, it may well be that the creditor does not possess the type of interest in the debtor corporation that would satisfy the tests formulated in the court decisions discussed above. However, an analysis of all relevant facts and circumstances, not just the instrument’s maturity date, is required under the relevant case law before a conclusion can be reached as to the qualification of the instrument as a security. See U.S. v. Mills, 399 F.2d 944 (5th Cir. 1968) (1 year note held a security after considering all pertinent facts).

8 Bittker & Eustice, FEDERAL INCOME TAXATION OF CORPORATIONS AND SHAREHOLDERS, 12-188 (7th ed. 2000); Kliegman, SINGLE ENTITY REORGANIZATIONS: RECAPITALIZATIONS AND F REORGANIZATION, 774 Tax. Mgmt. 21 (BNA 2001).

9 See, Camp Wolters Enterprises, Inc. v. Commissioner, 230 F.2d 555 (5th Cir. 1956); Lagerquist v. Commissioner, 53 T.C.M. 530 (1987).
10 230 F.2d 555 (5th Cir. 1956).

been unsuccessful and unable to repay the third party debt, the holders of the installment notes would have no right to demand payment. Thus, the court found that the note holders were “assuming a substantial risk of [the transferee corporation’s] enterprise, and on the date of issuance were inextricably and indefinitely tied up with the success of the venture, in some respects similar to stockholders.“11 As a result, the court held that the installment notes constituted securities.

Court decisions issued subsequent to Camp Wolters have employed a similar analysis. For example, in Aqualane Shores, Inc. v. Commissioner,12 certain individuals contributed land to the taxpayer-corporation in exchange for a small amount of cash and an installment obligation payable over five years in equal annual installments. The installment obligation represented over 96 percent of the recited value of the land. The corporation, which was to develop the land for a residential subdivision, had virtually no working capital. Rather, its only asset was the contributed land. The court found that payment on the obligation could be made only if and when sales of the land were made. Thus, the court determined that payment was “dependent upon and at the risk of the success of the venture.“13 It then went on to state that "[t]he obligations were a participation in the pot luck of the enterprise.“14 Having concluded that the obligation clearly represented “risk capital,” the court held that it constituted a security.

In Lagerquist v. Commissioner,15 the taxpayer was an officer and shareholder of several corporations, which were engaged in a related business (the “Galco Companies”). The Galco Companies were facing an “uncertain future” and were in need of additional capital. Negotiations between the shareholders of the Galco Companies and an unrelated party resulted in an agreement pursuant to which the shareholders of the Galco Companies contributed their stock in the Galco Companies and the unrelated party contributed assets to a newly-formed corporation (“LNC”). In exchange for his stock, the taxpayer received from LNC shares of its stock and two notes running for consecutive terms of four and five years. In determining whether the notes constituted securities for purposes of pre-1989 Code § 351, the court first stated that “[s]ecurities represent the taxpayer’s continuing interest in the incorporated enterprise.“16 After noting that the term of a note is an important but not determinative factor in the analysis, the court stated:

Short-term notes may thus qualify as securities when they represent the taxpayer’s continuing interest in the enterprise. Short-term notes may be

11 Id.

12 269 F.2d 116 (5th Cir. 1959).

13 Id. at 119.

14 Id.

15 53 T.C.M. 530 (1987),

16 Id. at 534.

securities when the properties for which the notes were issued are indispensable to the corporation, when such properties are not used for temporary or current corporate needs, and when substantial additional investment is required to assure the corporation’s survival.[17]

The court then proceeded to determine “whether the [transferee corporation’s] notes exposed petitioner to the risks of the enterprise on the date of issue.“18 The court first noted that the notes were virtually unmarketable. Moreover, based on the lack of an agreement for the corporation to retain liquid assets, the court noted that immediate repayment of the notes could have been accomplished only through the sale of operational assets. The court ultimately concluded that the taxpayer remained exposed to the risk of the enterprise citing (i) the subordination of the notes to all present and future bank debt, institutional debt, and long-term debt, (ii) LNC’s need for additional borrowed capital, (iii) the realization of the parties that LNC would have to repay the notes out of its future earnings, and (iv) the fact that LNC faced many of the same problems that had plagued the Galco Companies. Thus, the court found that the notes constituted securities for federal income tax purposes.

In D’Angelo Associates, Inc. v. Commissioner,19 an individual transferred rental property to a corporation owned by his family members and received back, among other things, a demand note. In analyzing whether the note constituted a security for purposes of pre-1989 Code § 351, the court referred to Camp Wolters and then stated the following:

Thus, securities are investment instruments which give the holder a continuing participation in the affairs of the debtor corporation. They are to be contrasted with short-term notes which are essentially the equivalent of cash and represent the termination of the holder’s interest in the property transferred to the corporation.[20]

The court then stated that the note was not the equivalent of cash, but rather gave the transferor a continuing investment in the transferred property. The court noted that the debtor corporation did not have sufficient liquid assets to retire it at the time of issuance and that repayment “at any time proximate to the issuance date could have been accomplished only through the sale of the assets transferred.“21 Consequently, the court concluded that payment of the note was intended to be derived from the rental earnings of the contributed property, and thus constituted a security.22

17 Id. at 534-35.

18 Id.

19 70 T.C. 121 (1978).

20 Id. at 134.

21 Id.

22 See also U. S. v. Mills, 399 F.2d 944 (5th Cir. 1968) (1 year, unsecured promissory note of newly-formed corporation received in exchange for property by person owning all but a de minimis amount of the debtor corporation#s stock constituted a security; court found an intent to renew the obligation so that it would remain indefinitely an obligation of the

Moreover, the Internal Revenue Service (the “Service”) seems to have accepted the Camp Wolters formulation in at least one ruling. In Rev. Rul. 59-98,23 a corporation that was in serious financial difficulties for several years issued common stock for its first mortgage bonds. The bonds had originally been payable in three to ten years with an average time to maturity at issuance of six and one-half years. Relying on the Camp Wolters language cited above, the Service concluded that the bonds constituted securities and the exchange constituted a tax-free recapitalization under Code § 368(a)(1)(E).

Old Notes as Securities

The tax consequences of an exchange of debt for debt for the holder of the debt instrument will depend on whether the debt instruments are “securities” for federal tax purposes. Whether a debt instrument is a security for tax purposes is based upon the overall facts and circumstances surrounding the instrument. If the Old Notes and the New Notes are both tax “securities,” the exchange will qualify as a reorganization (i.e., a recapitalization). If the exchange qualifies as a reorganization, the holder of the debt will generally be unable to recognize any loss realized on the exchange, but will be required to recognize gain to the extent the principal amount of any securities received exceeds the principal amount of any securities surrendered in the exchange.

The courts have repeatedly held that notes with a term in excess of ten years will constitute securities for purposes of the reorganization rules.24 The Old Notes were issued on corporation); Dennis v. Commissioner, 57 T.C. 352 (1971), aff’d, 473 F.2d 274 (5th Cir. 1973) (taxpayers transferred patents and patent applications to newly formed corporation for installment note with 12-1/2 year term; payment projections prepared by taxpayer illustrated that transferee corporation would not have the funds necessary to make payments unless business was successful; installment notes were securities for pre-1989 Code §351 purposes); Baker Commodities, Inc. v. Commissioner, 48 T.C. 374 (1967), aff’d, 415 F.2d 519 (9th Cir. 1969) (15 year promissory note received in exchange for property did not constitute equity but did constitute a security for pre-1989 Code §351 purposes since the note secured to the note holder a continuing participation in the business; “The question of the meaning of the term “securities, as used in the various revenue statutes, has been considered by the courts in a number of cases. The rule appears to be settled that, where such an act does not define the term (as in the case with Code §351), it denotes an obligation of a character giving the creditor some assured participation in the business of the debtor, or, in other words, an investment in the business, and that term does not include evidences of indebtedness for short term loans representing temporary advances for current corporate needs”); cf. Brown v. Commissioner, 27 T.C. 27 (1956) (installment obligation payable over 10 years was not a security for Code §351 purposes; taxpayer reserved title to transferred assets to minimize risk; installment obligation “not intended to insure [the transferor] a continued participation in the business of the transferee corporation, but was intended rather to effect a termination of such a continuing interest”).

23 1959-1 C.B. 76.

24 Camp Wolters Enterprises, Inc. v. Commissioner, 20 T.C. 737 (1954), aff’d 230 F2d 555 (5th Cir. 1955); Nye v. Commissioner, 50 T.C. 203 (1969); Commissioner v. Neustadt’s Trust, 131 F2d 528 (1942); Commissioner v. Kolb, 100 F2d 920 (1938).

September 30, 1999, with a maturity date of October 2009. However, the test as to whether a particular debt instrument is a “security” for tax purposes in not simply a matter of reviewing the term of the instrument. As stated in D’Angelo v. Commissioner,25 citing Camp Wolters, supra:

The test as to whether notes are securities in not a mechanical determination of the time period of the note. Though time is an important factor, the controlling consideration is an overall evaluation of the nature of the debt, degree of participation and continuing interest in the business, the extent of propriety interest compared with the similarity of the note to a cash payment, the purpose of the advances, etc. It is not necessary for the debt obligation to be the equivalent of stock since [Code § 351(a)] specifically includes both “stock” and “securities.”

Thus, securities are investment instruments which give the holder a continuing participation in the affairs of the debtor corporation. They are to be contrasted with short-term notes which are essentially the equivalent of cash and represent the termination of the holder’s interest in the property transferred to the corporation.[26]

In the case of the Old Notes, holders had long-term participation in the Company as evidenced by the ten-year term, the subordination to other creditors, the payment terms, and the limited ability to force the redemption of the notes. Therefore, it is more likely than not that the Old Notes constitute securities for purposes of Code § 368.

New Notes as Securities

Although the New Notes have a term of less than ten years, they exhibit many of the characteristics of a security.

While the New Notes are secured by AirGate’s assets, they are subordinated to other obligations of AirGate and their security interest is second in priority to certain liens under the Company’s credit facility. The proceeds from the sale of the collateral securing the new notes may not be sufficient to satisfy AirGate’s obligations on the New Notes because proceeds from a sale of the collateral would be distributed to satisfy the indebtedness and all other obligations outstanding under the credit facility and any other indebtedness secured by a first-priority lien on the collateral before any proceeds could be distributed in respect of the New Notes.

Thus, the New Notes exhibit a participation and continuing interest in the affairs of the business. AirGate’s ability to make payments on the New Notes will depend on its ability to

25 700 T.C. 121 (1978).

26 22 T.C. at 751.

generate cash in the future, and AirGate cannot give assurances that its business will generate sufficient cash flow from operations to enable it to pay the New Notes. Therefore, because AirGate’s ability to satisfy the New Notes is dependent upon the future performance of AirGate, the New Notes give the holder a certain proprietary interest in AirGate’s business.

Accordingly, the New Notes more likely than not constitute “securities” for purposes of Code § 368.

Classification as a Reorganization

Code § 368(a)(1)(E) provides that recapitalizations constitute reorganizations for federal tax purposes. In Helvering v. Southwest Consol. Corp, 315 U.S. 194, 202 (1942), the Supreme Court defined a recapitalization as a “reshuffling of a capital structure within a framework of an existing corporation.” The term “reorganization” does not embrace the mere purchase by one corporation of the properties of another.27 These regulations reflect a well-developed judicial interpretation of the statutory definition of a reorganization, the purpose of which is to exclude from the scope of the reorganization provisions those transactions that are in fact sales.

In addition to satisfying the statutory requirements of Code § 368(a), reorganizations must satisfy certain regulatory and common law requirements. Requisite to all reorganizations under Code § 368(a)(1)(E) is a valid business purpose. Reg. § 1.368-2(g) states that reorganizations must be “undertaken for reasons germane to continuation of the business of a corporation,” and that the statute “contemplates genuine corporate reorganizations which are designed to effect a readjustment of continuing interests under modified corporate forms.” Based on the statement of facts and representation “a” above, the Recapitalization Plan is being effected for bona fide business purposes and thus will satisfy the business purpose requirement.

In that (1) AirGate undertook its Recapitalization Plan in accordance with applicable federal and state laws, (2) AirGate and its noteholders/shareholders were motivated by valid business purposes as stated above, and (3) both the Old Notes and New Notes are more likely than not securities for purposes of Code § 368, the Exchange more likely than not constitutes a reorganization within the meaning of Code § 368(a)(1)(E).

Deemed Distribution

Code § 305(c) provides that a change in conversion ratio, a change in redemption price, the presence of a redemption premium, a redemption that is treated as a distribution to which

27 Reg. § 1.368-2(a).

Code § 301 applies, or any transaction (including a recapitalization) having a similar effect may be treated as a distribution of stock with respect to any shareholder whose proportionate interest in the earnings or assets of the corporation is increased. A recapitalization (whether or not an isolated transaction) will be deemed to result in a distribution to which Code § 305(c) applies if either (i) it is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation, or (ii) a shareholder owning preferred stock with dividends in arrears exchanges his stock for other stock and, as a result, increases his proportionate interest in the assets or earnings and profits of the corporation. Given that AirGate has represented that the Exchange is not part of a plan to periodically increase the proportionate interest of any shareholder in the assets or earnings and profits of AirGate and AirGate has not issued any preferred stock, the Recapitalization Plan should not be a transaction to which Code § 305 applies.

Federal Income Tax Consequences to Exchanging Members

Code § 354(a)(1) provides that a taxpayer will recognize no gain or loss if it exchanges stock of a corporation that is a party to a reorganization, pursuant to the plan or reorganization, solely for stock of such corporation or of another corporation that is a party to the reorganization. Code § 354(a)(2)(A) provides that the non-recognition rule of Code § 354(a)(1) will not apply if either (i) the principal amount of the securities received by the transferor exceeds the principal amount of the securities surrendered by the transferor, or (ii) securities are received by the transferor but no securities are surrendered by the transferor.

Because the principal amount of the New Notes received will not exceed the principal amount of the Old Notes exchanged, based on the Exchange’s qualification under Code § 368(a)(1)(E), holders of Old Notes should not recognize any gain or loss pursuant to Code § 354(a)(1) on the receipt solely of AirGate New Notes and common stock in exchange for their Old Notes. However, the general nonrecognition rule contain in Code § 354(a)(1) does not apply to the extent that a an Old Noteholder receives any common stock or New Notes attributable to interest that has accrued (on or after the start of the Old Noteholder’s holding period) on the Old Notes he or she surrenders.28 Instead, the common stock or New Notes will be treated as interest income to the extent attributable to the accrued but unpaid interest and the Old Noteholder must recognize the interest income whether or not he or she realizes gain on the Exchange overall.29 These AirGate common shareholders and holders of the New Notes will have tax basis in their newly-received common stock and New Notes equal to their tax basis in the Old Notes immediately prior to the Exchange under Code § 358(a).

28 Code § 354(a)(2)(B).

29 Code §. 354(a)(3)(B); S Rept No. 96-1035 (PL 96-589) p. 38, 1980-2 CB 639.

Code § 1273(c)(2)(A) of the Code provides that in the case of any debt instrument and an option, security, or other property issued together as an investment unit, the issue price for such unit shall be determined in accordance with the rules of Code § 1273(b) and (c) as if it were a debt instrument. The issue price of the investment unit is then allocated between the debt instrument and the property right that comprise the investment unit based on their relative fair market values.30 The Regulations also provide that the issuer’s allocation of the issue price of an investment unit will be binding on the holder, unless the holder discloses on its tax return that it is taking a different position.31

If the property received in the Exchange (i.e., AirGate common stock and New Notes) has the same (i.e., carryover) basis as the property given up, then Code § 1223(1) applies to determine the holding period for the property received. Code § 1223(1) provides that the period during which the taxpayer held the property surrendered in the exchange is added to the period the taxpayer holds the property received in the exchange in order to determine the holding period of the property received.

This tacking of the previous holding period applies only if the property exchanged was a capital asset in the taxpayer’s hands at the time of the exchange.32 The status of the property as capital asset is determined under Code § 1221, which defines “capital asset” as any property of a taxpayer other than property within specified classifications. As a general rule, stock and notes of a corporation would qualify as a capital asset under this section. Provided that its AirGate common stock and New Notes are capital assets, then each holder of Old Notes should be able to include its respective ownership period of Old Notes in determining the holding period of AirGate common stock and New Notes received under the Exchange.

Opinions

Based solely on the Documents, the above Facts, Representations and Assumptions and subject to the Scope of the Opinions below, it is the opinion of KPMG, with respect to the Recapitalization Plan, that:

1)	The Exchange is more likely than not to constitute a reorganization within the meaning of Code § 368(a).

2)	If the Exchange constitutes a reorganization within the meaning of Code § 368(a), then:

30 Code § 1273(c)(2); Reg. § 1.1273-2(h)(1).

31 Reg. § 1.1273-2(h)(2).

32 Code § 1223(1).

a)	AirGate will recognize no gain or loss upon the consummation of the Exchange other than cancellation of indebtedness income described in a separate memorandum. Code §§ 361(a), 1032(a); Reg. § 1.1032-1.

b)	The Old Noteholders generally will recognize no gain or loss as a result of the Exchange. Code § 354(a). However, if an Old Noteholder receives in the Exchange consideration that is attributable to accrued and unpaid interest that it has not previously included in income, the Old Noteholder must treat such amount as interest income, even if the Old Noteholder otherwise does not recognize gain or loss in the recapitalization. Code § 354(a)(2)(B).

c)	The basis of a share of AirGate common stock and New Notes received by a Old Noteholder will be the same as the basis in Old Notes surrendered therefore in the exchange, and should be allocated between the common stock and New Notes on the basis of the relative fair market values of the common stock and New Notes. Code §§ 358(a)(1), 1273(c).

d)	The holding period of a share of common stock and New Notes received by an Old Noteholder will include the Old Noteholder’s holding period of Old Notes surrendered in exchange therefore, provided that the Old Notes were held as a capital asset by the Old Noteholders on the date of the Exchange. Code § 1223(1).

Scope of the Opinion

The opinions contained herein are effective as of the Effective Date of the Exchange, and are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

For ease of drafting and stylistic purposes, the discussion of the federal income tax consequences under the heading Discussion may use words (such as “will”) that differ from the level or levels of certainty set forth under the heading Opinions (“should” or “more likely than not”). Notwithstanding any such differences in wording, our opinion is limited to the conclusions specifically set forth under the heading Opinions.

Our advice in this opinion letter is limited to the conclusions specifically set forth herein under the headings Opinions. KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above. In addition, this opinion letter may not be applicable with respect to specific categories of shareholders, including but not limited to persons who are trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the transactions) or are subject to the “golden parachute” provisions of the Internal Revenue Code of 1986 (to the extent that tax affects the tax consequences of the transactions); persons who do not hold their shares as capital assets; or persons who hold their shares as part of a “straddle” or “conversion transaction.” No ruling has been or will be requested from the Internal Revenue Service with respect to the issues discussed in this letter. The federal income tax laws are complex, and a shareholder’s individual circumstances may affect the tax consequences to the shareholder.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

We hereby consent to the discussion of this opinion in the Registration Statement, filing a form of this opinion as an exhibit to the Registration Statement, and the references to our firm in the Registration Statement under the heading “Material United States Federal Income Tax Consequences”. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

KPMG LLP

Thomas W. Avent, Jr.
Partner-in-Charge, Southeast M&A Tax Practice

Copy to: Jerry Weil, KPMG
John Simon, KPMG